Exhibit (21)
Subsidiaries of the Registrant

Subsidiaries	State of Incorporation

Compass Bank	Alabama
Central Bank of the South	Alabama
Compass Southwest LP	Delaware
Tucson Loan Holdings, Inc.	Delaware
Compass Capital Markets, Inc.	Alabama
Compass Limited Partner, Inc.	Delaware